UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CITIUS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

17322U207

(CUSIP Number)

Leonard L. Mazur 11 Commerce Drive, 1st Floor Cranford, New Jersey 07016 (908) 967-6677

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17322U207

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Leonard L. Mazur
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 18,092,136(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,092,136(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,092,136
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.76%(2)
14.	Type of Reporting Person IN

(1)	Includes as of November 30, 2021, (i) 7,243,460 shares of Common Stock, par value $0.001 per share (the “Common Stock”) of Citius Pharmaceuticals, Inc. (the “Issuer”) issuable upon the exercise of currently exercisable warrants, and (ii) 593,333 shares of Common Stock subject to options held by Leonard L. Mazur (the “Reporting Person”) that are exercisable within 60 days of November 30, 2021.

(2)	The calculation is based on 146,029,630 shares of Common Stock of the Issuer outstanding as of November 30, 2021, according to information set forth in the Issuer’s Schedule 14A, filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 20, 2021.

CUSIP No. 17322U207

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On September 4, 2018, the Reporting Person was granted an option to purchase 150,000 shares of Common Stock of the Issuer at a purchase price of $1.62 per share. One-third of the options vest on the first, second and third anniversary of the grant date of September 4, 2018.

On April 3, 2019, the Reporting Person purchased 1,165,048 shares of the Issuer’s Common Stock and a warrant to purchase up to 1,165,048 shares of the Issuer’s Common Stock at a price per unit of $1.545, which was the price per unit paid by other investors in the Issuer’s registered offering.

On September 27, 2019, the Reporting Person purchased 2,234,700 shares of the Issuer’s Common Stock and a warrant to purchase up to 2,234,700 shares of the Issuer’s Common Stock at a price per unit of $0.8951, which was the price per unit paid by other investors in the Issuer’s registered offering.

On October 8, 2019, the Reporting Person was granted an option to purchase 175,000 shares of Common Stock of the Issuer at a purchase price of $0.67 per share. One-third of the option vests on the first, second and third anniversary of the grant date of October 8, 2019.

On October 6, 2020, the Reporting Person was granted an option to purchase 200,000 shares of Common Stock of the Issuer at a purchase price of $1.01 per share. One-third of the options vest on the first, second and third anniversary of the grant date of October 6, 2020.

On July 22, 2021, the Reporting Person was granted an option to purchase 300,000 shares of Common Stock of the Issuer at a purchase price of $2.00 per share. One-third of the options vest on the first, second and third anniversary of the grant date of July 22, 2021.

On October 11, 2021, the Reporting Person was granted an option to purchase 650,000 shares of Common Stock of the Issuer at a purchase price of $2.04 per share. One-third of the options vest on the first, second and third anniversary of the grant date of October 11, 2021.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a)

The Reporting Person is the beneficial owner of an aggregate of 18,092,136 shares of the Issuer’s Common Stock, which represents approximately 11.76% of the Issuer’s outstanding Common Stock, based upon 146,029,630 shares of Common Stock outstanding as of November 30, 2021, as reported by the Issuer in its Schedule 14A.

CUSIP No. 17322U207

The Reporting Person’s beneficial ownership consists of (i) 10,255,343 shares of the Issuer’s Common Stock, (ii) 7,243,460 shares of the Issuer’s Common Stock issuable upon the exercise of warrants, and (iii) 593,333 shares of the Issuer’s Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of November 30, 2021.

(b)

The Reporting Person has sole voting and dispositive power of 18,092,136 shares of the Issuer’s Common Stock beneficially owned.

(c)

On April 3, 2019, the Reporting Person purchased 1,165,048 shares of the Issuer’s Common Stock and a warrant to purchase up to 1,165,048 shares of the Issuer’s Common Stock at a price per unit of $1.545, which was the price per unit paid by other investors in the Issuer’s registered offering.

On September 27, 2019, the Reporting Person purchased 2,234,700 shares of the Issuer’s Common Stock and a warrant to purchase up to 2,234,700 shares of the Issuer’s Common Stock at a price per unit of $0.8951, which was the price per unit paid by other investors in the Issuer’s registered offering.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Person has purchased from the Issuer warrants to purchase up to an aggregate of 7,243,460 shares of the Issuer’s Common Stock at varying exercise prices, with a weighted average price of $1.345 per share. All of the warrants are currently exercisable, but some expire on each of August 8, 2022, June 19, 2023, August 14, 2023, September 29, 2023, April 5, 2024, and September 27, 2024. Forms of the warrants held by the Reporting Person have been filed as exhibits to the Issuer’s periodic reports filed with the Commission.

CUSIP No. 17322U207

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2022

/s/ Leonard L. Mazur
Leonard L. Mazur